UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

Mixer House, Rokach Blvd 101, Tel Aviv 6153101 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546 and 333-193350).

CONTENTS

On October 16, 2018, Top Image Systems Ltd. (the “Company”) received a deficiency letter from The Nasdaq Stock Market LLC (“Nasdaq“) indicating that the Company has failed to comply with the minimum bid price requirement under Rule 5550(a)(2) of the Nasdaq Listing Rules.  Based on the closing bid prices for the Company’s Ordinary Shares for the 30 business days prior to the date of the letter, the Company failed to maintain the required $1.00 minimum closing bid price. The deficiency letter has no immediate effect on the listing of the Company’s Ordinary Shares - which will continue to trade on the Nasdaq under the symbol “TISA” at this time – or on the operations of our business.  Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has until April 15, 2019  to regain compliance by meeting the continued listing standard. The continued listing standard will be met if the Company's Ordinary Shares have a closing bid price of at least $1.00 per share for 10 consecutive business days during the 180 calendar day grace period.

If the Company is unable to regain compliance with the continued listing requirements on or before April 15, 2019, it may be eligible for additional time to regain compliance with Nasdaq’s continued listing requirements. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq Staff will inform it that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq Staff will provide notice that the company’s Ordinary Shares will be subject to delisting.

The Company is monitoring the bid price of its Ordinary Shares and will take all reasonable measures  available to it to achieve compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: October 22, 2018
	By:	/s/ Brendan Reidy
Brendan Reidy
Chief Executive Officer